Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

June 4, 2013

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington D.C.  20549-8626

RE:

Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Dubey,

On behalf of the Registrant, this letter responds to your supplemental comments communicated orally on May 2, 2013, as a result of your review of Registrant’s responses to the Staff’s initial comments to Post-Effective Amendment No. 110 (“PEA 110”) under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 114 under the Investment Company Act of 1940, as amended, to Registrant’s registration statement filed on February 15, 2013.  Registrant’s responses were included with Post-Effective Amendment No. 113 (“PEA 113”) under the 1933 Act filed on May 1, 2013.  PEA 113 contained two separate Prospectuses and one combined Statement of Additional Information for the Grandeur Peak Global Reach Fund and Grandeur Peak Emerging Markets Opportunities Fund, two new series of the Registrant (the “Grandeur Peak Funds”).  PEA 113 incorporated certain changes in response to the Staff’s initial comments to PEA 110, and completed certain other data.

Set forth in the paragraphs below are your additional comments of May 2, 2013, followed by Registrant’s responses.  Registrant anticipates submitting a definitive Statement of Additional Information (the “Definitive Statement of Additional Information”) for the Grandeur Peak Funds via EDGAR pursuant to Rule 497(c) on or about June 16, 2013, the anticipated public offering date of the Grandeur Peak Global Reach Fund.

1.

Staff Comment:  In the Statement of Additional Information filed with PEA 113, the Registrant has included disclosure with respect to asset coverage for futures, options and forward currency contracts which states that, “[a]lthough the Fund will segregate or earmark liquid assets to cover its net obligations under a futures contract or options position, the amount will be limited to the current value of the Fund’s obligations to the counterparty, as opposed to the full notional amount of the position, and will not prevent the Fund from incurring losses greater than the value of those obligations.”  Please revise the applicable disclosure to indicate

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that each Grandeur Peak Fund will segregate or earmark the full notional amount of such positions.

Registrant’s Response:   The Registrant will revise the disclosure that is the subject of the comment in the Definitive Statement of Additional Information to state as follows:

“As investment companies registered with the SEC, the Funds must “set aside” (often referred to as “asset segregation”) liquid assets, or engage in other SEC- or staff-approved measures to “cover” open positions with respect to certain kinds of derivative instruments (including swaps, options, futures and forward contracts). In the case of derivative contracts that do not cash settle, for example, a Fund will typically set aside liquid assets equal to the full notional value of the derivative contracts while the positions are open. With respect to derivative contracts that do cash settle, however, a Fund may set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the derivative contracts, if any, rather than their full notional value. Each Fund reserves the right to modify its asset segregation policies in the future to, among other things, comply with any changes in the positions from time to time articulated by the SEC or its staff regarding asset segregation. By setting aside assets equal to only its net obligations under cash-settled derivative contracts, a Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional amount of the derivative contracts.”

2.

Staff Comment:  If the Grandeur Peak Funds sell credit default swaps, please include disclosure which indicates that each Grandeur Peak Fund calculates the amount to set aside to cover such arrangements using the full notional amount.

Registrant’s Response:  The Registrant will revise the disclosure that is the subject of the comment in the Definitive Statement of Additional Information to state as follows:

“Each Fund will segregate or earmark liquid assets to cover its net obligations under a swap agreement.  In the case of swap agreements that do not cash settle, currently a Fund will typically set aside liquid assets equal to the full notional value of the swap agreement while the positions are open. With respect to swap agreements that do cash settle, however, a may set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the swap agreement, if any, rather than their full notional value. Please see “Asset Coverage for Futures and Options Position” in this SAI.”

*****

Please feel free to contact the undersigned at 720-917-0864 should you have any questions.

Sincerely,

/s/ David T. Buhler

David T. Buhler, Esq.

Secretary

Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

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